

16014713

SEC
Mail Processing
Section

MAR 09 2016

Washington DC
409

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-11190

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 AND ENDING December 31, 2015

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Family Investors Company, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

265 South Avenue
(No. and Street)

Fanwood	**NJ**	**07023**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter J Chemidlin **908-322-1800**
(Area code- Telephone number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Donahue Associates,LLC
(Name- if individual, state last, first, middle name)

27 Beach Road- Suite C05A	**Monmouth Beach**	**NJ**	**07750**
(Address)	(City)	(State)	(Zip code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter J Chemidlin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Family Investors Company, Inc., as of December 31, 2015, are true and correct, I further swear (or affirm) that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANET E. ROCKMORE
NOTARY PUBLIC OF NEW JERSEY
ID # 50028614
My Commission Expires 12/14/2020



Signature

President

Title

Janet E. Rockmore

Notary Public

This report ** contains (check applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors
- [X] (g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable)
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information relating to the Possession of Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for determination of the Reserve Requirements Under Exhibit A of rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and the unaudited Statements of Financial Condition with respect to the methods of consolidation.
- [X] (l) An Oath or Affirmation
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Exemption report and audit review

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

FAMILY INVESTORS COMPANY, INC.
TABLE OF CONTENTS
FOR THE YEAR ENDED DECEMBER 31, 2015

The accompanying notes are an integral part of these financial statements.

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

Independent Auditor's Report

The Shareholders
Family Investors Company, Inc.

We have audited the accompanying statement of financial condition of Family Investors Company, Inc., as of December 31, 2015 and the related statements of operations, changes in shareholder equity, net capital computation, and cash flows for the year then ended. These financial statements are the responsibility of Family Investors Company, Inc.'s management. Our responsibility is to express and opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Family Investors Company, Inc. as of December 31, 2015 and the results of its operations, net capital computation, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The accompanying supplemental information including Schedule I – Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission, Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1, and Schedule III -Exemptive Provision under SEC Rule 15c3-3 (supplemental information) has been subjected to audit procedures performed in conjunction with the audits of Family Investors Company Inc's financial statements. The supplemental information is the responsibility of Family Investors Company Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17 C.F.R. section 240.17 a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Donahue Associates LLC

Donahue Associates LLC
Monmouth Beach, New Jersey
February 24, 2016

FAMILY INVESTORS COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS	
Current assets:	
Cash & cash equivalents	$520,289
Accounts Receivable	190,295
Securities owned at market	34,901
Prepaid expenses	6,526
Total Current Assets	$752,011
Property and equipment net of accumulated depreciation	15,697
Other Assets	
Deposit at clearing broker	$50,933
Security Deposit	1,400
Total Other Assets	52,333
Total Assets	$820,041
LIABILITIES & SHAREHOLDER'S EQUITY	
Current liabilities:	
Accounts payable & accrued expenses	$284,831
Total Liabilities	$284,831
Shareholder's Equity:	
Common stock, no par value; 2500 shares authorized 1,175 shares issued and 1,150 shares outstanding	$52,750
Less treasury stock at cost	(15,425)
Retained earnings	481,065
Accumulated other comprehensive income	16,820
Total Shareholder's Equity	$535,210
Total Liabilities & Shareholder's Equity	$820,041

The accompanying notes are an integral part of these financial statements.

FAMILY INVESTORS COMPANY, INC.
STATEMENT OF INCOME
DECEMBER 31, 2015

Revenues	$1,613,777
Cost of revenues	(774,606)
Net revenues	$839,171
General and administrative expenses:	
Other salaries & consulting	$377,176
General administration	420,047
Total general and administrative expenses	797,223
Income from operations	$41,948
Other income:	
Interest income	$49
Dividend income	13,336
Realized gain on securities	11,083
Unrealized ordinary loss on securities	(21,278)
Total other income	24,468
Net income before income tax provision	$45,138
Provision for income taxes	(14,718)
Net income	$30,420

The accompanying notes are an integral part of these financial statements.

FAMILY INVESTORS COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDING DECEMBER 31, 2015

	Common Stock	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance at December 31, 2014	$52,750	($15,425)	$450,645	$16,820	$504,790
Net income for the fiscal year			30,420		30,420
Balance at December 31, 2015	$52,750	($15,425)	$481,065	$16,820	$535,210

The accompanying notes are an integral part of these financial statements.

FAMILY INVESTORS COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDING DECEMBER 31, 2015

Operating activities:	
Net income	$30,420
Adjustment to reconcile net income to net cash flows	
Depreciation	4,677
Unrealized ordinary losses on securities	21,278
Changes in other operating assets and liabilities:	
Prepaid expenses	(4,499)
Accounts receivable	6,566
Accounts payable & accrued expenses	(35,451)
Net cash provided by operations	$22,991
Investing activities	
Securities sold	$327,497
Acquisition of fixed assets	(9,062)
Net cash used by investing activities	318,435
Net increase in cash during the fiscal year	$341,426
Cash at December 31, 2014	178,863
Cash at December 31, 2015	$520,289
Supplemental disclosures of cash flow information:	
Interest paid during the fiscal year	$0
Income taxes paid during the fiscal year	$13,738

The accompanying notes are an integral part of these financial statements.

1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Family Investors Company, Inc. (the "Company") was incorporated in the State of New Jersey on April 1, 1960. The Company is an introducing broker registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is exempt from rule 15c3-3 of the SEC under paragraph (K)(2)(ii) of that rule.

Basis of Accounting

Revenue and expenses are recorded on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all highly liquid investments, except for those held or long-term investment, with maturities of three months or less when purchased to be cash equivalents.

Deposit at Clearing Broker

A cash deposit is required to be held by the clearing broker in order to maintain a contractual clearing agreement.

Securities Transactions

The Company accepts customer orders and self clears the orders except for equity securities, which clear through another broker. The clearing broker settles the equity security transaction and pays the Company a commission.

Customer payments for the investment company shares are payable directly to the investment company. The Company receives a commission check periodically from the fund company. In the event a customer check is payable to Family Investors Company, Inc. it is deposited into a trust account and a check for the actual cost of the shares less the Company's commissions is drawn from the trust account and sent to the investment company. The Company transfers commissions accumulated in the trust account periodically to the operating account.

1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Property and Equipment

Property and equipment are recorded at cost. Depreciation for property and equipment is provided using the straight-line method for financial purposes at rates based on the following estimated useful lives:

	Years
Office Equipment	7
Furniture	5

Upon sale or retirement, the cost and related accumulated depreciation are eliminated from the respective accounts, and the resulting gain or loss is reported. Expenditures for major renewals and improvements that extend the useful lives of the property and equipment are capitalized. Expenditures for the maintenance and repairs are charged to expense as incurred.

Revenue and Cost Recognition

Commissions and related expenses are recorded on a trade-date basis as securities transactions clear.

Advertising Costs

The Company expenses advertising costs as they are incurred. Advertising expense for the year ended December 31, 2015 was $18,934.

Income Taxes

Federal and State taxes are recorded as of the date of the financial statements utilizing currently enacted tax laws and rates. No current and deferred taxes payable or refundable are recognized as of the date of the financial statements. As of December 31, 2015, The Company's tax years 2014, 2013 and 2012 are subject to examination by the taxing authorities.

The Organization has evaluated its current tax positions and has concluded that as of the December 31, 2015, the Organization does not have any significant uncertain tax positions for which a reserve would be necessary.

1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Receivables from Non-Customers

Commission revenue and others fees due from the clearing broker and investment companies but not yet received that are expected to be collected within one year are recorded as receivables from non-customers at a net realized value. If amounts become uncollectible, they will be charged to the operations when that determination is made.

Use of Estimates

The preparation of financial statements in conformity with the generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of the revenues and expenses during the reporting period. Actual results could differ from the estimates.

Date of Management's Review

Management has evaluated subsequent events through February 24, 2016, which is the date the financial statements were available to be issued.

2) FAIR VALUE MEASUREMENTS

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures of investments in equity securities and mutual funds that are classified as available-for-sale on a recurring basis.

The Fair Market Value Measurements Topic of the FASB Accounting Standards Codification defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements for fair value measurements. The disclosures required under this Topic have been included in this note.

Fair Value Hierarchy

The Fair Market Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair market value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy give the highest priority to unadjusted quoted prices in active

2) FAIR VALUE MEASUREMENTS (CONT'D)

markets for the identical assets or liabilities (Level 1 measurement) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included with Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy.

Cash Value and Cash Equivalents, Short Term Financial Instruments, Receivables from Non-Customers and Accounts Payable

The carrying amounts approximate fair value because of the short maturity of instruments.

Investments in Equity Securities and Mutual Funds

Investments in equity securities and mutual funds that are classified as available-for-sale are recorded at fair value on a recurring basis. Investments in equity securities are valued at the closing price reported on the active market on which the individual securities are traded. Investments in mutual funds are valued at the net asset value ("NAV") of shares held by the Company at year-end. Management believes that the valuations used in its financial statements are reasonable and are appropriately classified in the fair value hierarchy. Realized gains and losses, determined using the specific identification method, are included in earnings, as are unrealized ordinary gains and losses.

2) FAIR VALUE MEASUREMENTS (CONT'D)

Assets Measured and recognized at Fair Value on a Recurring Basis

The table below presents the amounts of assets measured at fair value on a recurring basis as of December 31, 2015:

	Total	Level 1	Level 2	Level 3
Mutual funds	$ 351,525	$ -	$ 351,525	-
Equity securities	34,902	34,902	-	-
	$ 386,427	$ 34,902	$ 351,525	-

3) DEPOSIT AT CLEARING BROKER

The Company is required to maintain reserve funds on deposit with the clearing broker. The required reserve at December 31, 2015 was $50,000. Cash on deposit in the reserve amounted to $50,933 at December 31, 2015.

4) RECEIVABLES FROM NON-CUTOMERS

Amounts receivable from the clearing broker investment companies at December 31, 2015 consist of fees and commissions receivable in the amount of $190,295. The Company believes its receivables to be fully collectible; accordingly, no allowance for doubtful accounts was recorded for the year then ended.

5) SECURITIES OWNED

As of December 31, 2015, The Company held $34,901 in equity securities classified as securities owned at market in the statement of financial condition. These securities are considered trading securities and are carried at fair value on a recurring basis. Net unrealized holding gains of $6,126 are recorded within unrealized gains and losses on the statement of operations.

6) PROPERTY AND EQUIPMENT

The following is a summary of property and equipment less accumulated depreciation as of December 31, 2015. Depreciation expense for the year then ended was $4,676.

Furniture and fixtures	$ 42,923
Office equipment	46,604
	89,527
Less; accumulated depreciation	73,830
	$ 15,697

7) INCOME TAX

Provision for income taxes is comprised of the following:

State Income Tax:		
Net income (loss) before provision for income taxes	$45,138	
Add back: unrealized losses	21,278	
Depreciation adjustment	2,524	
Meals and entertainment adjustment	1,570	
State Taxable Base	$70,510	
State Income Tax (per tax table)		$4,829
Federal Income Tax:		
Net income before provision for income taxes	$45,138	
Add back: unrealized losses	21,278	
Depreciation adjustment	2,524	
Meals and entertainment adjustment	1,570	
State income tax deduction	(4,829)	
Federal Income Tax Base	$65,681	
first $50,000 @ 15%		7,500
remainder @ 25%		2,389
Federal Income Tax		9,889
Provision for Income Taxes		$14,718

8) EMPLOYEE BENEFIT PLAN

The company maintains a contributory profit sharing plan as defined under section 401(k) of the U.S. Internal Revenue Service Code covering substantially all employees. Effective January 1, 2015, the Company contributes to the plan at a rate of 6% of the employees' eligible compensation. Employer contributions during the year ended December 31, 2015 were $42,667.

In addition the company has a profit sharing plan which provides for discretionary contributions as determined annually by the Board of Directors. The Board of Directors has elected to contribute to the profit sharing plan for 2015. The profit sharing contribution for the year ended was $50,674.

9) CONCENTRATION OF RISK

The Company is engaged in various activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument.

For the year ended December 31, 2015, commissions from three companies represented approximately 80% of the total commissions earned.

The Company maintains its cash balances with various financial institutions. The balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2015, the cash balance held by the clearing broker totaled $50,933, and the cash balance held in the money market fund totaled $761. These balances are not insured by the FDIC.

10) SUBSEQUENT EVENTS

The Company has made a review of material subsequent events from December 31, 2015 through the date of this report and found no material subsequent events occurring during this period.

Schedule I & II

Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission, and Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1

CREDIT:	
Shareholders' equity	$535,210
DEBITS:	
Nonallowable assets:	
Accounts receivable (unallowable portion)	143,989
Prepaid Expenses	6,526
Property and equipment net of accumulated depreciation	15,697
Petty cash	200
Security deposits	1,400
Total nonallowable assets	$167,812
NET CAPITAL	$367,398
Haircut on securities and money market funds	57,979
ADJUSTED NET CAPITAL	$309,419
Minimum requirements of 6-2/3% of aggregate indebtedness or $50,000, whichever is greater.	50,000
EXCESS NET CAPITAL	$259,419
AGGREGATE INDEBTEDNESS:	
Accounts payable & accrued expenses	$284,831
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	92.05%
Excess net capital previously reported	$258,174
Audit adjustments	$1,245
Excess net capital per this report	$259,419

The accompanying notes are an integral part of these financial statements.

FAMILY INVESTORS COMPANY, INC.
EXEMPTION REPORT
FOR THE YEAR ENDED DECEMBER 31, 2015

SCHEDULE III

February 17, 2016

Rule 15c3-3 Exemption Report

This is to certify that, to the best of my knowledge and belief:

Family Investors Company, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief Family Investors Company, Inc. states the following:

Family Investors Company, Inc claimed an exemption under provision 17 C.F.R. section 240.15c3-3 (k)(2)(ii) as the company is a non-carrying broker-dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Family Investors Company, Inc met the identified provision throughout the most recent fiscal year without exceptions.

Thank you,



Peter J. Chemidlin
President
Family Investors Company, Inc.

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report in which (1) Family Investors Company, Inc identified the following provisions of 17 C.F.R. section 15c3-3(k) under which Family Investors Company, Inc. claimed an exemption from 17 C.F.R. section 240.15c3-3: 2(ii) (the "exemption provisions) and (2) Family Investors Company, Inc. stated that it has met the identified exemption provisions through the most recent fiscal year without exception. Family Investors Company, Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Donahue Associates LLC

Donahue Associates LLC
Monmouth Beach, N.J.
February 24, 2016

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

The Shareholders
Family Investors Company, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (FormSIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2015, which was agreed to by Family Investors Company, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Family Investors Company, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Family Investors Company, Inc.'s management is responsible for the Family Investors Company's compliance with those requirements.
This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Donahue Associates LLC

Donahue Associates LLC
Monmouth Beach, N.J.
February 24, 2016

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*13*******1346*********************MIXED AADC 220
011190 FINRA DEC
FAMILY INVESTORS COMPANY INC
P O BOX 100
265 SOUTH AVE
FANWOOD NJ 07023-1368

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 3,433

B. Less payment made with SIPC-6 filed (exclude interest) (1,696)
7-22-15
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 1,737

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,737

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,737

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.



Family Investors Company, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 9th day of February, 20 16.

Financial Operations Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Item No.	Eliminate cents
a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,628,026
b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	10,196
Total additions	
c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	264,882
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	264,882
d. SIPC Net Operating Revenues	$ 1,373,340
e. General Assessment @ .0025	$ 3,433 (to page 1, line 2.A.)

FAMILY INVESTORS COMPANY, INC.
REPORT ON AUDIT OF FINANCIAL STATEMENTS
ADD SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a5 of
The Securities Exchange Act of 1934
SEC File No. 8-11190

FOR THE YEAR ENDED DECEMBER 31, 2015

The accompanying notes are an integral part of these financial statements.